SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.           )
Seacoast Banking Corporation of Florida

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
811707306

(CUSIP Number)
October 8, 2010

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	811707306

1	NAMES OF REPORTING PERSONS Otter Creek Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,851,912

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,851,912

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,851,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	811707306

1	NAMES OF REPORTING PERSONS Otter Creek International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		3,179,852

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,179,852

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,179,852

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

Item 1.
1(a)	Name of Issuer:

Seacoast Banking Corporation of Florida (the “Issuer”)

1(b)	Address of Issuer’s principal executive offices: 815 Colorado Avenue Stuart, FL 34994
Item 2.
2(a)	Name of person filing:

This filing is being made by Otter Creek Partners I, L.P. (“OCP”) and Otter Creek International Ltd. (“OCI”). Otter Creek Management Inc. is the general partner of OCP and the investment adviser to OCI, and in such capacities makes investment decisions for them, including the decision to invest in shares of the Issuer.

2(b)	Address or principal business office or, if none, residence:

OCP’s address is:

          222 Lakeview Avenue
          Suite 1130
          West Palm Beach, Florida 33401

OCI’s address is:

          c/o Caceis (Bermuda) Limited
          William House, 20 Reid Street
Hamilton HM 11, Bermuda

2(c)	Citizenship:

OCP is a Delaware limited partnership and OCI is a British Virgin Islands investment company.

2(d)	Title of class of securities:

Common Stock, par value $0.10 per share (“Common Stock”)

2(e)	CUSIP No.:

811707306
Item 3.
Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned:

OCP: 1,851,912 shares OCI: 3,179,852 shares

(b)	Percent of class:

The Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, indicates that the total number of outstanding shares of Common Stock as of June 30, 2010 was 93,415,364. Based on the Issuer’s outstanding shares of Common Stock as of June 30, 2010, OCP and OCI own 3.4% and 2.0%, respectively, of the outstanding shares of Common Stock of the Issuer.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: OCP: 1,851,912 shares OCI: 3,179,852 shares

(ii)	Shared power to vote or to direct the vote: OCP: 0 shares OCI: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: OCP: 1,851,912 shares OCI: 3,179,852 shares

(iv)	Shared power to dispose or to direct the disposition of: OCP: 0 shares OCI: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
This filing is made on behalf of OCP and OCI. See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2010	OTTER CREEK PARTNERS I, L.P.
	By:	Otter Creek Management, Inc., its general partner

By:	/s/ R. Keith Long
	Name:	Print R. Keith Long
	Title:	President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
	Name:	Print R. Keith Long
	Title:	Director

EXHIBIT 1
AGREEMENT
     THIS AGREEMENT is made and entered into as of October 18, 2010 between Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”) and Otter Creek International Ltd., a British Virgin Islands investment company (“OCI”).
     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.
     NOW, THEREFORE, the undersigned hereby agree as follows:
     1. The Schedule 13G with respect to Seacoast Banking Corporation of Florida to which this is attached as Exhibit 1 is filed on behalf of OCP and OCI.
     2. Each of OCP and OCI is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.
     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc., its general partner

By:	/s/ R. Keith Long
	Name:	Print R. Keith Long
	Title:	President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
	Name:	Print R. Keith Long
	Title:	Director